Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Earnings:
Income before income taxes	$119	$73	$202	$208
Less: Capitalized interest	(4)	(2)	(11)	(6)
Add:
Fixed charges	66	69	198	208
Amortization of capitalized interest	1	1	3	2
Adjusted earnings	$182	$141	$392	$412
Fixed charges:
Interest expense	$38	$42	$117	$126
Amortization of debt costs	2	2	6	7
Rent expense representative of interest	26	25	75	75
Total fixed charges	$66	$69	$198	$208
Ratio of earnings to fixed charges	2.75	2.03	1.98	1.97